jowell global LTD.

August 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Jennie Beysolow
Mara Ransom

Re:	Jowell Global Ltd.
Amendment No. 2 to Registration Statement on Form F-3 Filed July 27, 2022 File No. 333-264109

Dear Ms. Beysolow and Ms. Ransom:

Jowell Global Ltd. (“JWEL” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated August 11, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on April 4, 2022, amended on June 29, 2022 and July 27, 2022.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-3 filed July 27, 2022

Cover page

1.	We note your response to comment 1 and reissue it. In this regard, we note that your disclosure on the cover page and page 1 describe current PRC laws and regulations as “prohibit[ing] foreign investment to own more than 50% equity interest of the value- added telecommunication companies ...” Please revise to clearly state that Chinese law prohibits direct foreign investment in your operating companies.

Response: The Company respectfully advises the Staff that current PRC laws and regulations do not completely prohibit foreign investment in value-added telecommunication business and they only restrict the foreign invested equity in value-added telecommunication business, which shall not be more than 50%. According to Article 14 of the Special Administrative Measures (Negative List) for Foreign Investment Access (the “2021 version”), promulgated by PRC Ministry of Commerce (“MOFCOM”) and PRC National Development and Reform Commission (“NDRC”) in December 2021 and became effective on January 1, 2022, for telecommunication companies: limited to the telecommunication business opened for foreign investment under the commitment by China when it became a member of WTO, foreign invested equity in valued-added telecommunication business shall be no more than 50% (except for e-commerce, multi-party domestic communication, storage and transmission, call center), the basic telecommunication business must be controlled by Chinese parties.

Our operating entity Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) provides online retail for cosmetics, health and nutritional supplements and household products in China through its retail platforms, www.1juhao.com and mobile app. Shanghai Juhao also offers programs that enable third-party sellers to distribute their products through our online platforms. According to our PRC counsel Jiangsu Yiyou Tianyuan Law Firm, the business of Shanghai Juhao falls into the value-added telecom business category in the Negative List.

Therefore, we have to use the VIE structure for our operating entity in China because foreign ownership of value-added telecom business is subject to restrictions under current PRC laws and regulations, which prohibit foreign investment to own more than 50% equity interest and will prevent our Cayman holding company consolidating the financial results of such entity under equity ownership structure.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Jowell Global Ltd.

/s/ Zhiwei Xu
Zhiwei Xu
Chief Executive Officer